Exhibit 2

Harry Winston Diamond Corporation
Announces Completion of Private Placement

Toronto – March 14, 2008 –Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) today announced that it has completed its non-brokered private placement, previously announced on Monday, March 10, 2008. The Company issued an aggregate of 3 million common shares at CAN$25 per share for proceeds of CAN$75 million.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:
Nancy Murray
212-245-2000
nmurray@harrywinston.com

Kelley Stamm
416.362.2237 EXT 223
kstamm@harrywinston.com